OMB APPROVAL
OMB Number:	3235-0518
Expires:	May 31, 2014
Estimated average burden
hours per response	0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO.___________)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ X ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [  ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

OJSC Polyus Gold

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

Polyus Gold International Limited

(Name of Person(s) Furnishing Form)

Ordinary shares, par value RUB 1 per share

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Name: Open Joint Stock Company Polyus Gold,
Address: 15/1 Tverskoy blvd., Moscow, Russia, P.O. 123104.
Contact Person: German Pikhoya, General Director, Telephone number : +7 (495) 641-33-77

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 30, 2011

(Date Tender Offer/Rights Offering Commenced)
* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit 1: Regulatory News Service Announcement, dated September 1, 2011.

Item 2. Informational Legends

A legend has been included in the RNS Announcement.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2: Non-binding English translation of the Mandatory Tender Offer Document

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Polyus Gold International Limited with the Securities and Exchange Commission concurrently with the furnishing of a Form CB on September 1, 2011.

PART IV – SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)

Evgeny Ivanov - Chief Executive Officer

(Name and Title)

September 1, 2011

(Date)

2

Exhibit 1

FOR IMMEDIATE RELEASE	01 SEPTEMBER 2011

MANDATORY TENDER OFFER TO PURCHASE SHARES OF OJSC POLYUS GOLD

Polyus Gold International Limited (“PGIL” or the “Company”) announces that on August 30, 2011 it commenced a Russian law governed mandatory tender offer (the “Offer”) to purchase for cash ordinary registered shares of OJSC Polyus Gold (“Polyus Gold”), nominal value 1.00 Russian Ruble per share (the “Shares”), from the remaining shareholders of Polyus Gold at a purchase price of 1,900.27 Russian Rubles per Share.

The Offer is made in accordance with Article 84.2 of the Federal Law of the Russian Federation ‡‚ 208-FZ dated 26 December 1995 On Joint Stock Companies (as amended). The terms of the Offer are set forth in the mandatory tender offer document (the “MTO Document”).

Shareholders wishing to accept the Offer must do so within 70 (seventy) days from August 30, 2011, the date of receipt of the MTO Document by Polyus Gold (the “Offer Period”). The acceptances of the Offer must be submitted prior to the expiration of the Offer Period and will be deemed received on the last day of the Offer Period. Within 15 (fifteen) days following completion of the Offer Period, the shareholders will be required to transfer their Shares, with respect to which they accept the Offer, to the Company. Payment for Shares transferred to PGIL shall be effected within 15 (fifteen) days following the transfer of the Shares to PGIL. Payment for Shares shall be made in Russian Rubles.

Procedures for accepting the Offer are set forth in the MTO Document, which has been published and is available at www.polyusgold.com/eng.

Shareholders should make their own decision as to whether to tender their Shares and, if so, how many Shares to tender. In doing so, shareholders should read carefully the information in the MTO Document. Shareholders are urged to consult with their financial and tax adviser, and legal counsel.

The MTO Document contains important information that shareholders are urged to read carefully before they make any decision with respect to the Offer.

Enquiries:

Polyus Gold International Limited	+44 (0) 208 528 1450

Alexey V. Chernushkin, Director, Capital Markets and IR

Evguenia V. Buydina, IR manager	+7 (495) 641 3377

Anton A. Arens, PR Director	+44 (0) 208 528 1450

+44 (0) 208 528 1020

General

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an advertisement of any securities or other financial instruments in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Shares (as defined above). The terms and conditions of the Offer (as defined above) are contained solely in the MTO Document. This notice is addressed exclusively to the holders of Shares (as defined above) and does not constitute an offer ("oferta") or a solicitation of an offer ("predlozhenie delat oferti") under Russian Law, or an advertisement, or an offer of securities to an unlimited number of persons within or outside the territory of the Russian Federation.

The Offer is not being made to securityholders of securities in any jurisdiction in which the making or acceptance of offers to sell securities would not be in compliance with the laws of that jurisdiction.

Notice to U.S. investors

This tender offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Forward looking statements

This announcement, including any information included or incorporated by reference, may contain "forward-looking statements" concerning Polyus Gold International Limited and Polyus Gold. Generally, the words "will", "may", "should", "could", "would", "can", "continue", "opportunity", "believes", "expects", "intends", "anticipates", "estimates" or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Polyus Gold International Limited and Polyus Gold operations; and (iii) the effects of government regulation on Polyus Gold International Limited and Polyus Gold's businesses. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. Each of Polyus Gold International Limited and Polyus Gold assumes no obligation in respect of, and does not intend to update, these forward-looking statements, except as required pursuant to applicable law.

2

Exhibit 2

ATTENTION: THE TEXT BELOW IS A TRANSLATION OF THE MANDATORY TENDER OFFER OF POLYUS GOLD INTERNATIONAL LIMITED FROM THE RUSSIAN LANGUAGE MADE FOR INFORMATION PURPOSES ONLY AND DOES NOT REPLACE THE RUSSIAN TEXT OF THE DOCUMENT. THE TEXT OF THE DOCUMENT IN THE RUSSIAN LANGUAGE WILL PREVAIL FOR ALL PURPOSES. PLEASE NOTE THAT ANY DOCUMENTS AND ALL CORRESPONDENCE IN CONNECTION WITH THE MANDATORY TENDER OFFER, INCLUDING APPLICATIONS TO SELL THE SHARES, MUST BE SUBMITTED / COMPLETED AND WILL BE CONSIDERED IN THE RUSSIAN LANGUAGE ONLY

A) Title page of mandatory tender offer to purchase equity securities of an open joint stock company

MANDATORY TENDER OFFER TO PURCHASE SECURITIES OF AN OPEN JOINT STOCK COMPANY POLYUS GOLD INTERNATIONAL LIMITED
(indicate the full company name (or surname and given names) of the person making the mandatory tender offer) Open Joint Stock Company "Polyus Gold"

(indicate the full company name of the open joint stock company in respect of whose securities the mandatory tender offer is being made)

Type, category (class), series of securities in respect of which the mandatory tender offer is being made	Number of securities of this type, category (class), series in respect of which the mandatory tender offer is being made, number
Ordinary registered uncertificated shares	20,701,145

Queensway House, Hilgrove Street, St Helier, Jersey
Business address (residential address) of the person making the mandatory tender offer	JE1 1ES

(indicate the business address (residential address) of the person making the mandatory tender offer)

Contact details of the person making the mandatory tender offer

Telephone:	(495) 641-33-77
(indicate contact telephone number of the person making the mandatory tender offer, including city code)

Fax:	(495) 641-33-67
(indicate fax number of the person making the mandatory tender offer, including city code)

E-mail address:	enquiries@polyusgold.com

Postal address for	(indicate e-mail address of the person making the mandatory tender offer)
correspondence:	Tverskoy Bulvar, 15, Bldg. 1, Moscow, 123104, Russian Federation
(indicate the postal address for correspondence used by the person making the mandatory tender offer)

Chief Executive Officer				E.I. Ivanov
(title of senior executive or other person affixing his/her signature to the mandatory tender offer on behalf of the person making such offer, title and details of document granting the other person the right to affix his/her signature to the mandatory tender offer on behalf of the person making such offer)
			[signature] [company seal] (for legal entities)	(surname and given names)

Date 12	August	201 1

B)  Substance of mandatory tender offer to purchase equity securities of an open joint stock company

I. Details of the open joint stock company in respect of whose equity securities the mandatory tender offer is being made
1.1	Full company name	Open Joint Stock Company "Polyus Gold"
1.2	Short company name (if applicable)	OJSC Polyus Gold
1.3	Business address	Tverskoy Bulvar, 15, Building 1, Moscow, 123104, Russian Federation
1.4	OGRN	1068400002990
1.5	INN	7703389295
1.6	Issuer code issued by the registering authority	55192-E
1.7	Postal address	Tverskoy Bulvar, 15, Building 1, Moscow, 123104, Russian Federation

II. Details of the person making the mandatory tender offer to purchase equity securities of the open joint stock company
2.1	Individual	Not applicable
2.2	Legal entity	Yes
2.3	Resident	Not applicable
2.4	Non-resident	Yes
For an individual:
2.5	Surname and given names	Not applicable
2.6	Residential address	Not applicable
For a legal entity:
2.7	Full company name	POLYUS GOLD INTERNATIONAL LIMITED
2.8	Short company name (if applicable)	None
2.9	Business address	Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES
2.10	OGRN	Not applicable
2.11	INN	Not applicable
2.12	Issuer code issued by the registering authority	Not applicable
2.13	Details of the number of shares of the open joint stock company held by the person making the mandatory tender offer
Number of shares of the open joint stock company held by such person
2.13.1	Ordinary shares, number/% [1]	169,926,602 / 89.14	2.13.2	Preferred shares, total	- / -
number/% [2] , including:

				a) Class_________________ , number/% [2]	- / -
				b) Class_________________ , number/% [2]	- / -
				c) Class_________________ , number/% [2]	- / -

[1] Shown as a percentage of the total number of outstanding ordinary shares in circulation with an accuracy of not less than two decimal points
[2] Shown as a percentage of the total number of outstanding preferred shares in circulation with an accuracy of not less than two decimal points.

2.14	Details of the persons who, separately or together with affiliated persons, hold 20 percent or more of the votes in the supreme governing body of the legal entity making the mandatory tender offer
2.15	For individuals: There are no such individuals
Details of the individuals who, separately or together with affiliated persons, hold 20 percent or more of the votes in the supreme governing body of such legal entity			The shareholding which the individual holds, separately or together with affiliated persons, in the supreme governing body of such legal entity, %
2.15.1.1	Surname and given names	Not applicable	2.15.1.3	Not applicable
2.15.1.2	Residential address	Not applicable

2.15.2.1	Surname and given names	Not applicable	2.15.2.3	Not applicable
2.15.2.2	Residential address	Not applicable

2.16	For legal entities:
Details of the legal entities which, separately or together with affiliated persons, hold 20 percent or more of the votes in the supreme governing body of such legal entity			The shareholding which the legal entity holds, separately or together with affiliated persons, in the supreme governing body of such legal entity, %
2.16.1.1	Full company name	The Bank of New York (Nominees) Limited	2.16.1.6	64.05
2.16.1.2	Short company name	BNY (Nominees) Limited
2.16.1.3	Business address	One Canada Square, London, E14 5AL
2.16.1.4	OGRN	Not applicable
2.16.1.5	INN	Not applicable

2.17
Details of the persons who hold 10 percent or more of the votes in the supreme governing body of the legal entity making the mandatory tender offer and are registered or incorporated in countries or territories offering preferential tax treatment and/or not requiring the disclosure or filing of information on financial operations (offshore zones)

2.18	For individuals: There are no such individuals
Details of the individuals who hold 10 percent or more of the votes in the supreme governing body of such legal entity and are registered in offshore zones			The shareholding which the individual holds in the supreme governing body of such legal entity, %
2.18.1.1	Surname and given names	Not applicable	2.18.1.3	Not applicable
2.18.1.2	Residential address	Not applicable

2.18.2.1	Surname and given names	Not applicable	2.18.2.3	Not applicable
2.18.2.2	Residential address	Not applicable
2.19	For legal entities:
Details of legal entity which holds 10 percent or more of the votes in the supreme governing body of such legal entity and is incorporated in offshore zones			The shareholding which the legal entity holds in the supreme governing body of such legal entity, %
2.19.1.1	Full company name	BRISTACO HOLDINGS CO. LIMITED	2.19.1.4	15.99
2.19.1.2	Short company name	Not applicable
2.19.1.3	Business address	Dionysou 3A P.C. 2060, Nicosia, Cyprus

Details of the persons for whose benefit shares/interests in the legal entity incorporated in an offshore zone are held (beneficiaries)			The shareholding which the beneficiary holds in the supreme governing body of such legal entity, incorporated in an offshore zone, %
For beneficiaries that are individuals
2.19.1.5	Surname and given names	Mikhail Dmitrievich Prokhorov	2.19.1.7	Not applicable
2.19.1.6	Residential address	Moscow

For beneficiaries that are legal entities
2.19.1.8	Full company name	Not applicable	2.19.1.13	Not applicable
2.19.1.9	Short company name	Not applicable
2.19.1.10	Business address	Not applicable
2.19.1.11	OGRN	Not applicable
2.19.1.12	INN	Not applicable

Details of the legal entity which holds 10 percent or more of the votes in the supreme governing body of such legal entity and is incorporated in offshore zones			The shareholding which the legal entity holds in the supreme governing body of such legal entity, %
2.19.2.1	Full company name	COVERICO HOLDINGS CO. LIMITED	2.19.2.4	10.96
2.19.2.2	Short company name	Not applicable
2.19.2.3	Business address	Vyronos, 36 NICOSIA TOWER CENTER, 8th floor P.C. 1506, Nicosia, Cyprus
Details of the persons for whose benefit shares/interests in the legal entity incorporated in an offshore zone are held (beneficiaries)			The shareholding which the beneficiary holds in the supreme governing body of legal entity, incorporated in an offshore zone, %
For beneficiaries that are individuals
2.19.2.5	Surname and given names	Mikhail Dmitrievich Prokhorov	2.19.2.7	Not applicable
2.19.2.6	Residential address	Moscow
For beneficiaries that are legal entities
2.19.2.8	Full company name	Not applicable	2.19.2.13	Not applicable
2.19.2.9	Short company name	Not applicable
2.19.2.10	Business address	Not applicable
2.19.2.11	OGRN	Not applicable
2.19.2.12	INN	Not applicable

2.20	The person making the mandatory tender offer is acting for the benefit of third parties but in its own name	The person is acting for its own benefit
2.21	Details of the third parties for whose benefit the person making the mandatory tender offer is acting

2.22	For individuals: There are no such individuals
2.22.1.1	Surname and given names	Not applicable
2.22.1.2	Residential address	Not applicable
2.22.1.3	Name and details of document (agreement, power of attorney) on the basis of which the person making the voluntary (mandatory) tender offer is acting for the benefit of such person	Not applicable
2.22.2.1	Surname and given names	Not applicable
2.22.2.2	Residential address	Not applicable
2.22.2.3	Name and details of document (agreement, power of attorney) on the basis of which the person making the voluntary (mandatory) tender offer is acting for the benefit of such person	Not applicable

2.23	For legal entities: There are no such legal entities
2.23.1.1	Full company name	Not applicable
2.23.1.2	Short company name (if applicable)	Not applicable
2.23.1.3	Business address	Not applicable
2.23.1.4	OGRN	Not applicable
2.23.1.5	INN	Not applicable
2.23.1.6	Name and details of document (agreement, power of attorney) on the basis of which the person making the voluntary (mandatory) tender offer is acting for the benefit of such person	Not applicable

2.23.2.1	Full company name	Not applicable
2.23.2.2	Short company name (if applicable)	Not applicable
2.23.2.3	Business address	Not applicable
2.23.2.4	OGRN	Not applicable
2.23.2.5	INN	Not applicable
2.23.2.6	Name and details of document (agreement, power of attorney) on the basis of which the person making the voluntary (mandatory) tender offer is acting for the benefit of such person	Not applicable

III. Details of the shareholders who are the affiliates of the person making the voluntary (mandatory) tender offer to purchase equity securities of the open joint stock company
3.1	For individuals: There are no such individuals
3.1.1.1	Surname and given names	Not applicable
3.1.1.2	Residential address	Not applicable
3.1.1.3	Grounds for affiliation	Not applicable
Number of shares of the open joint stock company held by such affiliated person
3.1.1.4	Ordinary shares, number/% [1]	- / -	3.1.1.5	Preferred shares, total,	- / -
number/% [2] , including:

				a) Class_________________ , number/% [2]	- / -
				b) Class_________________ , number/% [2]	- / -
				c) Class_________________ , number/% [2]	- / -

3.2	For legal entities: There are no such legal entities
3.2.1.1	Full company name	Not applicable
3.2.1.2	Short company name (if applicable)	Not applicable
3.2.1.3	Business address	Not applicable
3.2.1.4	OGRN	Not applicable
3.2.1.5	INN	Not applicable
3.2.1.6	Grounds for affiliation	Not applicable
Number of shares of the open joint stock company held by such affiliated person
3.2.1.7	Ordinary shares, number/% [1]	- / -	3.2.1.8	Preferred shares, total,	- / -
number/% [2] , including:

				a) Class_________________ , number/% [2]	- / -
				b) Class_________________ , number/% [2]	- / -
				c) Class_________________ , number/% [2]	- / -

IV. Details of the aggregate number of shares in the open joint stock company held by the person making the mandatory tender offer and its affiliated persons
Number of shares of the open joint stock company held by the indicated persons
4.1	Ordinary shares, number/% [1]	169,926,602 / 89.14	4.2	Preferred shares, total,	- / -
number/% [2] , including:

				a) Class_________________ , number/% [2]	- / -
				b) Class_________________ , number/% [2]	- / -
				c) Class_________________ , number/% [2]	- / -
4.3
Number of shares of the open joint stock company, referred to in
Article 84.1, paragraph 1 of the Federal Law on Joint Stock
Companies, held by the person making the mandatory tender offer and its affiliated persons, number/% [3]
169,926,602 / 89.14

3  Shown as a percentage of the total number of outstanding shares in circulation specified in Article 84.1, paragraph 1 of the Federal Law on Joint Stock Companies with an accuracy of not less than two decimal points.

V. Details of the equity securities of the open joint stock company in respect of which the mandatory tender offer to purchase is being made
5.1	Type, category (class), series of securities being purchased	5.2	Number of securities of this type, category (class), series being purchased, number/% 4
5.1.1	Ordinary registered shares	5.2.1	20,701,145 / 10.86

4  Shown as a percentage of the total number of outstanding securities in circulation of this type, category (class), series with an accuracy of not less than two decimal points

VI. Details of the terms and conditions of the mandatory tender offer to purchase equity securities of the open joint stock company

6.1	Type, category (class), series of the equity securities being purchased	Ordinary registered uncertificated shares
Terms and conditions of the purchase of this type, category (class), series of equity securities
6.1.1	Price being offered for the purchase of the securities or the manner for determination thereof	1,900.27 (one thousand nine hundred and twenty-seven one-hundredths) Russian rubles per one share of OJSC Polyus Gold.
6.1.2
Justification for the price being offered for the purchase of the securities, including compliance of price being offered for the purchase of the securities with the provisions of Article 84.2, paragraph 4 of the Federal Law on Joint Stock Companies

The price of 1,900.27 Russian rubles per one share of OJSC Polyus Gold set forth in Item 6.1.1 of this mandatory tender offer is not less than the maximum price per share at which POLYUS GOLD INTERNATIONAL LIMITED or its affiliates purchased or undertook to purchase the shares of OJSC Polyus Gold in the six month period preceding the date of submission of this mandatory tender offer to OJSC Polyus Gold.
 The price of 1,900.27 Russian rubles per one share of OJSC Polyus Gold exceeds the average weighted price per share of OJSC Polyus Gold according to the results of trading of all trade organizers in the securities market, where the shares of OJSC Polyus Gold are traded over a period of six months or more, for six month period preceding the date of submission of this mandatory tender offer to FSFM of Russia.
Details of the average weighted price of the shares of OJSC Polyus Gold, determined according to the results of trading of each of trade organizers in the securities market, where the shares of OJSC Polyus Gold are traded over a period of six months or more, are given below.
The shares of OJSC Polyus Gold are admitted to trading and listed by the following trade organizers in the securities market:
1. Open Joint Stock Company "Russian Trading System Stock Exchange" ("RTS") (date of inclusion in B-list: December 29, 2006;
2. Closed Joint Stock Company "Moscow Interbank Currency Exchange" ("MICEX") (date of admission to trading: May 15, 2006).
Below are the average weighted prices per one share of OJSC Polyus Gold, determined according to the results of trading of the trade organizers in the securities market indicated above over six month period preceding the date of submission of this mandatory tender offer to FSFM of Russia:
1. RTS – 1,793.16 (one thousand seven hundred ninety-three and sixteen one-hundredths) Russian rubles;
2. MICEX – 1,752.76 (one thousand seven hundred fifty-two and seventy-six one-hundredths) Russian rubles.
The price of one share of OJSC Polyus Gold set forth in Item 6.1.1 of this mandatory tender offer complies with the provisions of Article 84.2, paragraph 4 of the Federal Law on Joint Stock Companies.

6.1.3	Payment for purchased securities in cash	Payment in cash in rubles
6.1.4	Term and procedure for payment for purchased securities in cash
The shares are to be paid for within 15 (fifteen) days from the date when shares are credited in (transferred to) the share account of POLYUS GOLD INTERNATIONAL LIMITED in the shareholder register of OJSC Polyus Gold by wire transfer to the bank account specified in the notices of sale of securities of OJSC Polyus Gold shareholders.

6.1.5	Payment for the securities being purchased using other securities (indicate what kind)	Not applicable, since the payment for the securities being purchased will be in cash only in rubles
6.1.6	Term and procedure for payment for purchased securities using other securities
6.1.7	Indication that the choice of form of payment is at the discretion of the owner of the securities purchased
6.1.8	Minimum number of securities in respect of which the person making the voluntary tender offer must receive notices of sale, number/% [4]	Not applicable / Not applicable

6.2	Type, category (class), series of the equity securities being purchased	No other securities
Terms and conditions of the purchase of this type, category (class), series of equity securities
6.2.1	Price being offered for the purchase of the securities or the manner for determination	Not applicable
6.2.2
Justification for the price being offered for the purchase of the securities, including compliance of price being offered for the purchase of the securities with the provisions of Article 84.2, paragraph 4 of the Federal Law on Joint Stock Companies
Not applicable
6.2.3	Payment for purchased securities in cash	Not applicable
6.2.4	Term and procedure for payment for purchased securities in cash	Not applicable
6.2.5	Payment for the securities being purchased using other securities (indicate what kind)	Not applicable
6.2.6	Term and procedure for payment for purchased securities using other securities	Not applicable
6.2.7	Indication that the choice of form of payment is at the discretion of the owner of the securities purchased	Not applicable
6.2.8	Minimum number of securities in respect of which the person making the voluntary tender offer must receive notices of sale, number/% [4]	Not applicable / Not applicable

6.3	Other terms and conditions of the purchase of equity securities
6.3.1	Period in which the mandatory tender offer must be accepted (period during which a notice of sale of securities must be received by the person making the mandatory tender offer)
The period in which the mandatory tender offer must be accepted (the period during which the OJSC Polyus Gold shareholders' notices of sale of securities must be received by POLYUS GOLD INTERNATIONAL LIMITED) comprises 70 (seventy) days from the date of receipt by OJSC Polyus Gold of this mandatory tender offer of POLYUS GOLD INTERNATIONAL LIMITED

6.3.2	Postal address for forwarding notices of sale of the securities being purchased
CJSC Computershare Registrar, 8, Ul. Ivana Franko, Moscow,121108, Russian Federation;
CJSC Computershare Registrar, Norilsk Branch, 16, Leninsky Pr., Norilsk, Krasnoyarsk Territory, 663305, Russian Federation;
CJSC Computershare Registrar, St. Petersburg Branch, Office 314, 4-A, Izmailovsky Prospect, St. Petersburg, 190005, Russian Federation

6.3.3	Address to which notices of sale of the securities being purchased may be delivered in person
CJSC Computershare Registrar, 8, Ul. Ivana Franko, Moscow, 121108, Russian Federation;
CJSC Computershare Registrar, Norilsk Branch, 16, Leninsky Pr., Norilsk, Krasnoyarsk Territory, 663305, Russian Federation;
CJSC Computershare Registrar, St. Petersburg Branch, Office 314, 4-A, Izmailovsky Prospect, St. Petersburg, 190005, Russian Federation

6.3.4
Period in which the purchased securities must be credited to the share account/depo account of the person making the mandatory tender offer and, in the case of the voluntary offer, the procedure for transfer of the purchased securities

The shares to be transferred pursuant to this mandatory tender offer are to be credited in the share account of POLYUS GOLD INTERNATIONAL LIMITED in the shareholder register of OJSC Polyus Gold within 3 (three) business days of presentation of the transfer order, free and clear of any rights of third parties. The transfer order is to be presented to the registrar of OJSC Polyus Gold, CJSC Computershare Registrar, at one of the following addresses: 8, Ul. Ivana Franko, Moscow, 121108, Russian Federation; CJSC Computershare Registrar, Norilsk Branch, 16, Leninsky Pr., Norilsk, Krasnoyarsk Territory, 663305, Russian Federation; CJSC Computershare Registrar, St. Petersburg Branch, Office 314, 4-A, Izmailovsky Prospect, St. Petersburg, 190005, Russian Federation. Transfer orders must be presented to the registrar of OJSC Polyus Gold, CJSC Computershare Registrar, not later than 15th (fifteenth) calendar day from the date of expiration of the period for acceptance of this mandatory tender offer

6.3.5	Details of the person making the voluntary (mandatory) tender offer to be specified in the order on the transfer of the securities being purchased	POLYUS GOLD INTERNATIONAL LIMITED registered by the Jersey Financial Services Commission September 26, 2005 under registration number 91264
6.3.6
Plans of the person making the voluntary (mandatory) tender offer in respect of the open joint stock company whose securities are being purchased, including plans in respect of the employees of such open joint stock company

As POLYUS GOLD INTERNATIONAL LIMITED is the principal shareholder of OJSC Polyus Gold (holds 89.14% of the voting shares of OJSC Polyus Gold), the purchase by POLYUS GOLD INTERNATIONAL LIMITED of a greater number of shares will not alter the plans set forth in the annual report of OJSC Polyus Gold, and will not affect the position of employees of OJSC Polyus Gold.

VII. Details of the bank guarantee attached to the mandatory tender offer

7.1	Details of the Guarantor
7.1.1	Full company name	VTB Bank (open joint-stock company)
7.1.2	Short company name (if applicable)	JSC VTB Bank
7.1.3	Business address	29 Ul. Bolshaya Morskaya, St. Petersburg, 190000
7.1.4	OGRN	1027739609391
7.1.5	INN	7702070139

7.2	Details of the terms of the bank guarantee
7.2.1	Sum for which the bank guarantee has been issued, or procedure for determination thereof	39,338,000,000 (thirty-nine billion three hundred thirty-eight million) Russian rubles
7.2.2	Irrevocability of the bank guarantee	The bank guarantee is irrevocable
7.2.3	Validity period of the bank guarantee or procedure for determination thereof	The bank guarantee comes into effect as from November 24, 2011 and will stay effective until June 18, 2012.

VIII. Other additional details specified in the voluntary tender offer
8.1	Not applicable	Not applicable
8.2	Not applicable	Not applicable